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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)


                        FIRST BANCORP OF INDIANA, INC.
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                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  31867T103
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                                (CUSIP Number)

                             E. Harvey Seaman III
                               9845 Hedden Road
                        Evansville, Indiana 47725-8905
                                 (812) 867-8600
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 22, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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CUSIP No.  31867T103
           ---------

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   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       E. Harvey Seaman III
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) /__/
             (b) /__/
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
          /__/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
----------------------- -------------------------------------------------------
                    7   SOLE VOTING POWER
      NUMBER OF         80,400 (not including 11,362 shares subject to option)
       SHARES
    BENEFICIALLY  ----- -------------------------------------------------------
      OWNED BY      8   SHARED VOTING POWER
        EACH            0
      REPORTING   ----- -------------------------------------------------------
       PERSON       9   SOLE DISPOSITIVE POWER
        WITH            80,250 (not including 150 shares of restricted stock
                        subject to vesting and 11,362 shares subject to options)
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
------ ------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       91,762 (including 11,362 shares subject to options)

-----  ------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)
              /__/
-----  ------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.6% of 1,636,926 shares of common stock outstanding as of April 22, 2004 (includes 11,362 options exercisable within 60 days)

-----  ------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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ITEM 1.     SECURITY AND ISSUER
            Common Stock, par value $0.01 per share
            First Bancorp of Indiana, Inc.
            2200 West Franklin Street
            Evansville, IN 47712

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is E. Harvey Seaman III.

            (b) Mr. Seaman's business address is 9845 Hedden Road, Evansville, Indiana 47725-8905.

            (c) Mr. Seaman is the Owner, President and Chief Executive Officer of Product Acceptance & Research located at 9845 Hedden Road, Evansville, Indiana 47725-8905.

            (d) Mr. Seaman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Seaman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Seaman is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      80,100 shares were acquired by Mr. Seaman for a total of $1,507,863.40. All of the funds used to purchase these shares were personal funds of Mr. Seaman.

      300 shares of restricted stock were acquired by Mr. Seaman as a result of being awarded such shares under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. Of those shares, 150 shares have vested and 150 remain unvested. The stock awards vest in two equal annual installments commencing on April 24, 2004. Mr. Seamen has voting power over these restricted stock awards. These shares were acquired by Mr. Seaman without payment.

      11,362 shares may be acquired by Mr. Seaman upon the exercise of stock options under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. These shares are exercisable within sixty days of April 22, 2004. The exercise price for each of these options is $13.38.






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ITEM 4.     PURPOSE OF TRANSACTION

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Seaman may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as Director of the Company, Mr. Seaman does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Seaman beneficially owns 91,752 shares, representing 5.6% of the 1,636,926 outstanding shares of the Company's common stock as of April 22, 2004.

      In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 11,362 shares that Mr. Seaman may within 60 days acquire pursuant to exercisable options.

      (b) Mr. Seaman has sole voting power over 80,400 shares, which does not include 11,362 shares that may be acquired upon the exercise of stock options.

            Mr. Seaman does not have shared voting power over any of his shares.

            Mr. Seaman has sole dispositive power over 80,250 shares, which does not include 150 unvested shares of restricted stock.

            Mr. Seaman does not have shared dispositive power over any of his shares.

      (c) Information with respect to all transactions in common stock effected by Mr. Seaman during the past 60 days, is set forth as follows:

                             PURCHASES BY MR. SEAMAN


                                                              Aggregate
            Date               Number of Shares             Purchase Price
      ----------------         ----------------          ------------------
          04/22/04                  12,000                     $20.24







ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Mr. Seaman and any person with respect to any securities of the Company's common stock.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

      None.

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

April 29, 2004
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Date

/s/ E. Harvey Seaman III
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Signature


E. Harvey Seaman III/Director
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Name/Title



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